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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-14758

                           NOTIFICATION OF LATE FILING

   (Check One): [X] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ]  Form N-SAR
        For Period Ended:        December 31, 2000
[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

        For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      Questcor Pharmaceuticals Inc.

Former name if applicable

                           Cypros Pharmaceuticals Corp
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Address of principal executive office (Street and number)

                               26118 Research Road
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City, state and zip code     Hayward, CA  94545

                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
    [X] N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        In the past several months, management of the Registrant has been, and continues to be, occupied with efforts to obtain financing for the Company. These efforts have required significant amounts of management time that normally would be devoted to preparation of Registrant's Form 10-K and related matters. As a result of the foregoing, Registrant has not been able to complete the necessary work to complete the Form 10-K. Registrant currently expects to complete this work in the near future and to file its Form 10-K within the 15 calendar days provided by Rule 12b-25 under the Securities Exchange Act of 1934.

        Attached to this form is a condensed summary of the unaudited financial statements of the Registrant for the year ended December 31, 2000.


                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

  Hans P. Schmid, Chief Financial Officer                        (510) 732-5551
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                   (Name)                        (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Questcor Pharmaceuticals Inc.
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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 2, 2001                By s/    Hans P. Schmid
                                          --------------------------------------
                                                Hans P. Schmid
                                                Chief Financial Officer



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                         QUESTCOR PHARMACEUTICALS, INC.

                       SELECTED BALANCE SHEET INFORMATION
                                 (In thousands)
                                   (unaudited)

                                                               December 31,           December 31,
                                                                  2000                   1999
                                                             ----------------      -----------------
Cash, cash equivalents and short-term investments
 (including $5 million compensating balance)                          $8,151            $21,699
Working capital                                                        1,202             16,943
Total assets                                                          14,969             32,221
Short-term debt                                                        5,000                 --
Long-term debt                                                           489              5,893
Stockholders' equity                                                   6,008             18,707


                             STATEMENT OF OPERATIONS
                      (In thousands, except per share data)
                                   (unaudited)

                                                         Year Ended
                                                        December 31,
                                                            2000
                                                        ------------
Revenues:
   Net product sales                                    $  2,134
   Technology revenue                                      1,250
   Contract research and grant revenue                       207
   Royalty income                                              3
                                                        ------------
Total Revenues                                             3,594
                                                        ------------

Operating expenses:
   Cost of product sales                                   1,938
   Sales and marketing                                     2,539
   General and administrative                              5,495
   Product development                                     3,760
   Discovery research                                      1,461
   Depreciation and amortization                           2,559
                                                        ------------
Total operating expenses                                  17,752
                                                        ------------

Loss from operations                                     (14,158)

Interest and other income, net                               164
Rental income, net                                           232
                                                        ------------

Net loss                                                $(13,762)
                                                        ============

Net loss per share, basic and diluted                   $  (0.56)
                                                        ============

Weighted average shares
outstanding, basic and diluted                            24,722
                                                        ============